UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Schedule 14F-1

INFORMATION STATEMENT PURSUANT TO
SECTION 14(f) OF THE SECURITIES EXCHANGE ACT OF 1934
AND RULE 14f-1 THEREUNDER

Best Care, Inc.

Nevada	333-139564	20-5659065
(State of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

811 Chicago Avenue, Suite 803 Evanston, Illinois	60022
(Address of Principal Executive Offices)	(Zip Code)

(847) 224-6999
(Company’s Telephone Number, Including Area Code)

NO VOTE OR OTHER ACTION OF THE COMPANY’S STOCKHOLDERS IS
REQUIRED IN CONNECTION WITH THIS INFORMATION STATEMENT.
NO PROXIES ARE BEING SOLICITED, AND YOU ARE
REQUESTED NOT TO SEND THE COMPANY A PROXY.

BEST CARE, INC.
811 Chicago Avenue, Suite 803
Evanston, Illinois

INFORMATION STATEMENT

Best Care, Inc. (the “Company”) is mailing this information statement on or about August 30, 2007, to the holders of record of shares of its common stock as of the close of business on August 28, 2007, pursuant to the requirements of Section 14(f) of the Securities Exchange Act of 1934 and Rule 14f-1 thereunder.

The Company is providing you with this information statement for informational purposes only. Neither the Company nor the board of directors of the Company (the “Board of Directors”) is soliciting proxies in connection with the items described in this Information Statement.

The Company urges you to read this information statement carefully, but you are not required to take any action in connection with this information statement.

You are receiving this information statement because the Company has been advised that Cosell Investments, Ltd., the holder of approximately 70.6% of the outstanding shares of common stock of the Company, plan to:

•	Appoint Jing Jiang to the Board of Directors; and
•	Accept the resignation of Haim Perlstein from the Board of Directors.

The above actions will occur no earlier than 10 days after this information statement is filed with the Securities and Exchange Commission (the “SEC”) and transmitted to you.

Cosell Investments, Ltd. (the “Buyer”) acquired approximately 70.6% of the issued and outstanding shares of common stock of the Company (the “Transaction”) from Haim Perlstein and Chaim Limor (collectively, the “Sellers”) pursuant to the terms and conditions of a stock purchase agreement, dated August 22, 2007, among the Buyer, the Sellers and the Company (the “Stock Purchase Agreement”). For your reference, please note that the Company filed a copy of the Stock Purchase Agreement as exhibit 10.1 to its Current Report on Form 8-K filed with the SEC on August 27, 2007.

Immediately prior to the closing of the Transaction, Haim Perlstein and Chaim Limor served as members of the Board of Directors. Pursuant to the terms and conditions of the Stock Purchase Agreement, immediately following the closing of the Transaction:

•	The Buyer’s nominee, Jing Jiang, was appointed to the Board of Directors;
•	Haim Perlstein tendered a resignation from the Board of Directors, effective as of ten days after the delivery to the shareholders of the Registrant of this Information Statement pursuant to Rule 14f-1; and
•	The parties agreed to appoint the Buyers’ nominee, Jing Jiang, to the Board of Directors at a future date to be determined by the Buyers.

As described above, shortly after the filing of this information statement, the Buyers intend to appoint Jing Jiang to the Board of Directors and cause the Company to accept the resignation of Haim Perlstein from the Board of Directors.

VOTING SECURITIES AND PRINCIPAL HOLDERS THEREOF

Voting Securities

As of August 28, 2007, 4,250,000shares of the Company’s common stock were issued and outstanding. Each share of common stock is entitled to one vote on all matters upon which such shares can vote. All shares of common stock are equal to each other with respect to the election of directors and cumulative voting is not permitted. There are no preemptive rights.

Security Ownership of Certain Beneficial Owners and Management

The following table sets forth certain information, as of August 28, 2007, concerning shares of common stock of the Registrant, the only class of its securities that are issued and outstanding, held by (1) each shareholder known by the Registrant to own beneficially more than five percent of the common stock, (2) each director of the Registrant, (3) each executive officer of the Registrant, and (4) all directors and executive officers of the Registrant as a group:

Name and Address of Beneficial Owner(1)	Amount and Nature of Beneficial Ownership	Percentage of Common Stock(3)
Jing Jiang(2) PO Box 031-114 Shennan Zhong Road Shenzhen City PR China 518031	3,000,000	70.6%
Haim Perlstein 811 Chicago Avenue, Suite 803 Evanston, IL 60202	0	—
	0	—
Chaim Limor 811 Chicago Avenue, Suite 803 Evanston, IL 60202	0	—
All directors and executive officers as a group (2 persons)	3,000,000	70.6%

(1)	Unless otherwise indicated in the footnotes to the table, each shareholder shown on the table has sole voting and investment power with respect to the shares beneficially owned by him or it.
(2)	Shares are held in the name of Cosell Investments, Ltd. Ms. Jiang is the President and sole stockholder of Cosell Investments, Ltd.
(3)	Based on 4,250,000 shares of Common Stock outstanding.

Change in Control Arrangements

On August 22, 2007, Best Care, Inc. (the “Registrant”) entered into a stock purchase agreement (the “Stock Purchase Agreement”) with Cosell Investments, Ltd. (the “Buyer”), Haim Perlstein and Chaim Limor (collectively, the “Sellers”). There were no material relationships between the Registrant or its affiliates and any of the parties to the Stock Purchase Agreement, other than in respect of the Stock Purchase Agreement.

Pursuant to the terms and conditions of the Stock Purchase Agreement, the Buyer acquired from the Sellers 3,000,000 shares of common stock of the Registrant (the “Transaction”). A copy of the Stock Purchase Agreement is filed as Exhibit 10.1 to this Current Report on Form 8-K.

The Buyer acquired control of the Registrant on August 27, 2007. The Buyer acquired control by purchasing approximately 70.6% of the issued and outstanding shares of common stock of the Registrant directly from the Sellers on the terms and conditions set forth in the Stock Purchase Agreement. The Buyers paid an aggregate of $332,033.33 for the shares of common stock acquired by them pursuant to the Stock Purchase Agreement. The Buyer used its working capital to fund the purchase of the shares that it acquired.

Immediately prior to the closing of the Transaction, Haim Perlstein and Chaim Limor served as the members of the Board of Directors. Pursuant to the terms and conditions set forth in the Stock Purchase

Agreement, immediately following the closing of the Transaction, (1) the Buyers’ nominee, Jing Jiang, was appointed to the Board of Directors, (2) Chaim Limor tendered a resignation from the Board of Directors and as an officer; (3) Haim Perlstein tendered a resignation from the Board of Directors, effective as of ten days after the delivery to the shareholders of the Registrant of an Information Statement pursuant to Rule 14f, and (3) the parties agreed to appoint the Buyer’s nominee, Jing Jiang (president of the Buyer), to the Board of Directors at a future date to be determined by the Buyer.

With the completion of the Transaction, the appointment of Jing Jiang to the Board of Directors and the resignation of Haim Perlstein from the Board of Directors, there will be no arrangements that would result in a change in control of the Company.

DIRECTORS AND EXECUTIVE OFFICERS

Directors and Nominees

Jing Jiang, Director, Chairman of the Board, Chief Executive Officer, Chief Financial Officer and Secretary

Ms. Jiang, born in February 1982, age 25, has been employed as an internal auditor by Shanghai Bao Gang Group Limited from July 2004 until September 2006, where she audited and oversaw the company’s accounting transactions. She was then employed as the director and President by Cosell Investments Limited from February 2007 until present.

Ms. Jiang does not hold any other directorships with reporting companies in the United States. There are no family relationships between Ms. Jiang and the directors, executive officers, or persons nominated or chosen by the Registrant to become directors or executive officers. During the last two years, there have been no transactions, or proposed transactions, to which the Registrant was or is to be a party, in which Ms. Jiang (or any member of her immediate family) had or is to have a direct or indirect material interest.

Ms. Jiang has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). Ms. Jiang has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws. Ms. Jiang has not, during the last five years, been a party of any bankruptcy petition filed by or against any business of which he was a general partner or executive officer either at the time of the bankruptcy or within two years prior to that time.

Haim Perlstein, Director

Haim Perlstein has been director, President and Treasurer of the Registrant since inception in October 2006. Mr. Perlstein has been a business and managing partner of several Chicago area long-term care facilities. He has over 30 years of management experience, 29 of which have been in financial and operations management of long-term care facilities. His extensive experience has contributed to his vision of elderly care. From 1990-2006 Mr. Perlstein served as the Executive Director of Future Associates an investment and management company that is involved in ownership and management of nursing home facilities. From 1988-1990 Mr. Perlstein was a managing partner and administrator of the Royal Terrace Nursing Home. From 1980-1988 he was the Executive Director of the Northwest Home for the Aged. From 1978-1980 he was the Administrator of the Sherwyn Manor and prior to this from 1976-1978 he was a manager at the Blackstone Hotel; from 1973-1976 he was a nursing home administrator for the Wilton House. Under his leadership, one of the facilities managed by Mr. Perlstein, was acknowledged by the State of Illinois as a standard for excellence in care. In 1988 he received the Governor of Illinois Award for Administration. His working knowledge of long-term care operations has contributed to his success in retooling management practices. He has managed to improve resident care services and regulatory compliance in decertified facilities. He holds an Illinois Administrator License # 044-2212.

Except as previously set forth, Mr. Perlstein does not hold any other directorships with reporting companies in the United States. There are no family relationships between Mr. Perlstein and the directors, executive officers, or persons nominated or chosen by the Company to become directors or executive officers. During the last two years, there have been no transactions, or proposed transactions, to which the Company was or is to be a party, in which Mr. Perlstein (or any member of his immediate family) had or is to have a direct or indirect material interest.

Officers

Jing Jiang, Director, Chairman of the Board, Chief Executive Officer, Chief Financial Officer and Secretary

Information about Ms. Jiang is set forth above under “Directors and Nominees.”

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Securities Exchange Act requires the Company’s officers and directors and persons who own more than 10% of a registered class of the Company’s equity securities to file certain reports regarding ownership of, and transactions in, the Company’s securities with the SEC. Such officers, directors, and 10% stockholders are also required by SEC rules to furnish the Company with copies of all Section 16(a) reports that they file.

Based solely on its review of such reports furnished to the Company, the Company believes that its executive officers, directors and more than 10% stockholders timely filed all Section 16(a) reports required to be filed by them during the most recent fiscal year.

Certain Relationships and Related Transactions

There have not been any transactions, or proposed transactions, during the last two years, to which the Company was or is to be a party, in which any director or executive officer of the Company, any nominee for election as a director, any security holder owning beneficially more than five percent of the common stock of the Company, or any member of the immediate family of the aforementioned persons had or is to have a direct or indirect material interest.

Board Committees

The Company does not currently have a standing audit, nominating or compensation committee of the Board of Directors, or any committee performing similar functions. The Board of Directors currently performs the functions of audit, nominating and compensation committees.

Shareholder Communications

The Board of Directors will not adopt a procedure for shareholders to send communications to the Board of Directors until it has reviewed the merits of several alternative procedures. The Board of Directors has not adopted a procedure to recommend nominees for the Board of Directors.

COMPENSATION OF DIRECTORS AND EXECUTIVE OFFICERS

Executive Compensation

Shown on the table below is information on the annual and long-term compensation for services rendered to the Registrant in all capacities, for the fiscal year ended December 31, 2006 (our first year in existence), paid by the Registrant to all individuals serving as the Registrant’s chief executive officer or acting in a similar capacity during the fiscal year ended December 31, 2006 (our first year in existence), regardless of compensation level. During the last completed fiscal year, the Registrant did not pay aggregate compensation to any executive officer in an amount greater than $100,000.

		Annual Compensation				Long Term Compensation
Name	Title	Year	Salary	Bonus	Other Annual Compensation	Restricted Stock Awarded		Options/ SARs (#)	LTIP Payouts ($)	All Other
Haim Perlstein	Former President CEO	2006	$0	0	0	2,200	(1)	0	0	0
Chaim Limor	Former Secretary	2006	$0	0	0	800	(2)	0	0	0

To date, no compensation has been awarded to, earned by or paid to Ms. Jiang, in her capacity as chairman of the board, chief executive officer, chief financial officer and Secretary of the Registrant.

Director Compensation

The directors of the Company have not received compensation for their services as directors nor have they been reimbursed for expenses incurred in attending board meetings.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Company has duly caused this information statement on Schedule 14F-1 to be signed on its behalf by the undersigned hereunto duly authorized.

Best Care, Inc.

/s/ Jing Jiang
Jing Jiang
Chairman of the Board & Chief Executive Officer

Date: August 27, 2007